                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934


For the Plan year ended December 31, 1999

                                 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from _________________ to ___________________

Commission file number

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Protection One 401(k) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         WESTERN RESOURCES, INC.
         818 Kansas Avenue
         Topeka, KS 66612

         PROTECTION ONE, INC.
         6011 Bristol Parkway
         Culver City, CA 90230

PROTECTION ONE 401(k) PLAN


Table of Contents


                                                                                                        Page
                                                                                                        ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                   1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of
    December 31, 1999 and 1998                                                                             2

Statement of Changes in Net Assets Available for Plan Benefits
    for the Year Ended December 31, 1999                                                                   3

NOTES TO FINANCIAL STATEMENTS                                                                             4-9

SUPPLEMENTAL SCHEDULES:

Part IV - Line 4i - Supplemental Schedule of Assets Held
    For Investment Purposes as of December 31, 1999                                                       10

SIGNATURES                                                                                                11

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                 12


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Trustees of the Protection One 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of Protection One 401(k) Plan (formerly Protection One Employees Savings Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the supplemental schedule referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule Part IV Line 4i Supplemental Schedule of Assets Held for Investment Purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP


Kansas City, Missouri
June 15, 2000

PROTECTION ONE 401(k) PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 1999 and 1998


                                                                                       1999             1998
                                                                                 ----------------- ----------------

ASSETS:
     Investments at fair value (Note 3)                                               $15,482,587       $8,064,526
     Contributions receivable-
        Employer                                                                          164,684          211,370
        Participant                                                                       240,747          270,491
        Uninvested cash related to Comsec
           Narrangansett Security, Inc. Profit Sharing,
           Savings and Retirement Plan merger                                                   -        2,712,216
                                                                                 ----------------- ----------------
                       Net receivables                                                    405,431        3,194,077
                                                                                 ----------------- ----------------
                       Total assets                                                    15,888,018       11,258,603
                                                                                 ----------------- ----------------

LIABILITIES:
     Refunds payable and excess contributions                                            (101,739)        (141,606)
                                                                                 ----------------- ----------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                                $15,786,279      $11,116,997
                                                                                 ================= ================



The accompanying notes are an integral part of these financial statements.

PROTECTION ONE 401(k) PLAN

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 1999


ADDITIONS:
     Investment income-
       Interest and dividend income                                                                   $   918,347
       Net appreciation                                                                                   733,380
     Contributions-
       Employer                                                                                           560,267
       Participant                                                                                      3,516,948
                                                                                                  ----------------
                   Total additions                                                                      5,728,942

DEDUCTIONS:
     Payment of benefits                                                                               (1,858,844)
                                                                                                  ----------------
                   Total deductions                                                                    (1,858,844)

TRANSFERS TO (FROM) PLAN:
     Transfers out                                                                                       (737,221)
     Transfers in                                                                                       1,536,405
                                                                                                  ----------------
                   Net transfers                                                                          799,184
                                                                                                  ----------------
                   Net increase                                                                         4,669,282

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
       Beginning of period                                                                             11,116,997
                                                                                                  ----------------
       End of period                                                                                  $15,786,279
                                                                                                  ================



The accompanying notes are an integral part of this financial statement.

PROTECTION ONE 401(k) PLAN

Notes to Financial Statements
December 31, 1999 and 1998



1.  DESCRIPTION OF THE PLAN:

GENERAL

The Protection One 401(k) Plan (formerly Protection One Employees Savings Plan) (the Plan), was adopted to provide eligible employees of Protection One Alarm Monitoring, Inc. (the Employer) a method to provide for retirement and other related benefits. The Plan was restated effective July 1, 1998, concurrent with the merger of the Westar Security Services 401(k) Plan (the Westar Plan) into the Plan. The Plan is administered by the retirement committee (the Committee) appointed by the Employer. The following summary description of the Plan is for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan is a defined contribution, contributory employee benefit plan established in accordance with Section 401(a) of the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All Protection One Alarm Monitoring, Inc., employees become eligible to participate after attaining age 21 and completion of six months of service.

CONTRIBUTIONS

During each plan year, contributions include the total amount of the salary reductions elected by the participants (not to exceed 16 percent of the participant's individual compensation), subject to certain limits, and a discretionary match of the participant contributions, determined each year by the Employer. Such matching contributions will be allocated to the participants' accounts in the same ratio as participant contributions. At the Employer's discretion, additional matching contributions may be provided at a rate of up to 25 percent of the participant's contribution. The Employer made matching contributions in the amount of $560,267 in 1999.

VESTING AND FORFEITURES

Each participant has a fully vested and nonforfeitable interest in all amounts attributable to voluntary contributions, rollover contributions, and income earned thereon.

PROTECTION ONE 401(k) PLAN

Notes to Financial Statements
December 31, 1999 and 1998


Participants who terminate service for reasons other than retirement, death, or full and permanent disability prior to the completion of five years of service, will forfeit the nonvested portion of Employer contributions to their account. Participants vest in employer contributions according to the following schedule:


   Years of           Vesting
   Service          Percentage
------------        ----------

Less than 1             0%
      1                20
      2                40
      3                60
      4                80
5 or more             100


Forfeitures of terminated participants' nonvested accounts are used to reduce future Employer contributions. Total forfeitures were $154,076 in 1999.

Effective October 1, 1999, participants transferring accounts from Western Resources, Inc. Employees' 401(k) Savings Plan carryover their vested status to the Plan.

PARTICIPANT LOANS

Participants may borrow from their fund accounts an amount equal to the lesser of one-half of the participant's vested account balance or $50,000. All loans must be repaid in equal installments on not less than a quarterly basis over a five-year period or in excess of five years for the purchase of a primary residence. The loans are secured by up to 50 percent of the participant's vested account balance and bear interest at a rate based on the prime rate published in the Wall Street Journal at the beginning of the calendar quarter plus 1 percent. Principal and interest are paid through payroll deductions. Interest rates on outstanding participant loans ranged from 8.75 percent to 9.50 percent as of December 31, 1999.

ADMINISTRATION

All funds in the Plan are held with the trustee. The Plan changed its trustee effective July 1, 1998. The plan administrator is the Employer and is responsible for administration of the Plan, including the costs of administering the Plan. Records are maintained in the form of individual accounts, and credits and charges are made to such accounts. When appropriate, a participant shall have two separate accounts, an Employer matching contribution account and a participant contribution account. Each participant's account is credited with the participant's contribution, the Employer's matching contribution, and an allocation of plan earnings based on account balances. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account. Certain administrative expenses of the Plan are paid by the Employer. The Employer paid expenses of approximately $170,000 during the year ended December 31, 1999, on behalf of the Plan.

PROTECTION ONE 401(k) PLAN

Notes to Financial Statements
December 31, 1999 and 1998


PAYMENT OF BENEFITS

Benefits are recorded when paid. At December 31, 1999, all benefit claims submitted prior to year-end were paid. On termination of service due to death, full and permanent disability, or normal retirement, a participant will be entitled to 100 percent of the value of their account balance. Payment of benefits may be in the form of lump-sum distributions or an annuity contract payable.

For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution. If the participant's account has ever exceeded $5,000, the participant (and spouse, if applicable) must give written consent before the distribution may be made.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The Plan's financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments of the Plan are presented at fair market value. Shares of common trust funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Protection One, Inc. Common Stock and Western Resources, Inc., Common Stock is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair market value. Purchases and sales of investments are recorded on the trade date. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

REFUNDS PAYABLE AND EXCESS CONTRIBUTIONS

Refunds payable and excess contributions represent amounts deferred from the salaries of participants in excess of those allowed by ERISA, as well as the related matching Employer contributions, that will be returned to the participants and the Employer.

PROTECTION ONE 401(k) PLAN

Notes to Financial Statements
December 31, 1999 and 1998


PARTICIPANT-DIRECTED FUND INVESTMENTS

The Accounting Standards Executive Committee issued Statement of Position 99-3 "Accounting For and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP) which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. The SOP was adopted for the 1999 financial statements and as such, the 1998 financial statements have been reclassified to eliminate participant-directed fund investment program disclosures.

3.  INVESTMENTS:
The following investments individually represent 5 percent or more of the net assets available for plan benefits at December 31:


                                                               1999           1998
                                                          -------------  -------------

Common trust funds-
     Vanguard 500 Index Fund                                $4,336,641     $2,017,238
     Vanguard PRIMECAP Fund                                  3,443,052      1,388,763
     Vanguard Wellington Fund                                1,695,298        929,207
     Vanguard Windsor Fund                                   1,929,376      1,234,572
Short-term investments-
    Vanguard Prime Money Market Fund                         1,677,629        977,573


The net change in realized and unrealized appreciation (depreciation) in fair value of investments included in the statement of changes in net assets available for plan benefits for the year ended December 31, 1999, consisted of the following:


Common trust funds-
     Stock funds                                              $ 1,309,375
     Combined stock/bond funds                                   (147,556)
Protection One, Inc. Common Stock                                (231,316)
Westar Resources, Inc. Common Stock                              (197,123)
                                                              ------------
           Net appreciation in fair value of investments      $   733,380
                                                              ============

4.  TAX STATUS:

The Employer received a favorable determination letter dated August 5, 1996, from the Internal Revenue Service (IRS) stating the Plan and the related trust are qualified and exempt from federal income taxes under Sections 401(a) and 501(a) of the IRC, as amended. The Plan has been amended and restated since the latest determination letter was received. In the opinion of the Plan Administrator, the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

PROTECTION ONE 401(k) PLAN

Notes to Financial Statements
December 31, 1999 and 1998


5.  TERMINATION OF THE PLAN:

The Employer has the right to terminate the Plan at any time by delivering to the trustee and administrator written notice of such termination. In the event of Plan termination, participants will become fully vested and assets will be distributed to participants in a manner consistent with plan provisions and ERISA regulations. The Employer currently has no intent to terminate the Plan.

6.  TRANSFERS TO/FROM PLAN:

During the year ended December 31, 1999, Protection One, Inc. (the Company), agreed with certain successor employers to transfer former employee participant account balances totaling $737,221 to qualified defined contribution plans (the RLS Inc. 401(k) Savings Plan and the ProStar 401(k) Savings Plan).

Also during the year ended December 31, 1999, employee participant accounts totaling $1,536,405 were transferred into the Plan from qualified defined contribution plans (the Dynamark 401(k) Plan, the Sentry 401(k) Plan, the Westar Communications, Inc. 401(k) Profit Sharing Plan, and the Western Resources, Inc. Employees' 401(k) Savings Plan). These transfers were a result of the Plan being restated in 1998 to allow employees to combine their participant account balances from former employers qualified defined contribution accounts with their account balance in the Plan.

7.  RELATED-PARTY TRANSACTIONS:

The Plan invests in shares of mutual funds managed by an affiliate of the trustee. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. During 1999, the Plan received transfers from related-party qualified defined contributions benefit plans including approximately $300,000 from the Westar Communications, Inc. 401(k) Profit Sharing Plan (formerly Westar Security Services, Inc. 401(k) Profit Sharing Plan) and approximately $350,000 from the Western Resources, Inc. Employees' 401(k) Savings Plan.

8.  COMSEC NARRAGANSETT SECURITY, INC. PROFIT
          SHARING SAVINGS AND RETIREMENT PLAN MERGER:

The Comsec Narragansett Security, Inc. Profit Sharing Savings and Retirement Plan (Comsec Plan) was merged into the Plan effective December 22, 1998. The assets of the Comsec Plan were transferred prior to December 31, 1998, but the funds were not invested until after December 31, 1998. The assets of the Comsec Plan are presented as uninvested cash as of December 31, 1998, on the accompanying statement of net assets available for plan benefits. In 1999, these assets were invested in participant-directed funds.

9.  PURCHASE OF WESTERN RESOURCES, INC. COMMON STOCK:

The Plan purchased approximately 9,000 shares of Western Resources, Inc. Common Stock in the period from July 1, 1998 to March 31, 1999, which may not have been registered under the Securities Act of 1933. The purchases

PROTECTION ONE 401(k) PLAN

Notes to Financial Statements
December 31, 1999 and 1998


made by the trustee on behalf of the Plan were made in a manner consistent with the Plan and investment elections of the Plan participants. The Employer is considering what further action should be taken, if any, including whether to make a rescission offer to Plan participants who elected to allocate some of their pay deferral contributions to the Western Resources, Inc. Common Stock Fund between July 1, 1998 and March 31, 1999.

10.  SUBSEQUENT EVENTS:

Effective April 1, 2000, the Plan was amended allowing entry into the plan at the beginning of any calendar month and changing the eligibility to completion of 90 days of service with no minimum age requirement.

During the third quarter of 1999, the Company sold assets comprised of its Mobile Services Group to ATX Technologies, Inc. Assets of approximately $500,000 were transferred from the Plan to the ATX 401(k) Plan on May 15, 2000.

PROTECTION ONE 401(k) PLAN

Part IV - Line 4i -- Supplemental Schedule of Assets Held for Investment
Purposes
As of December 31, 1999


                    Indentity of Issuer                           Description of Investment         Market Value
------------------------------------------------------------ ------------------------------------- ----------------

*  Vanguard 500 Index Fund                                   Registered Investment Company             $ 4,336,641
*  Vanguard International Growth Fund                        Registered Investment Company                 770,687
*  Vanguard Prime Money Market Fund                          Registered Investment Company               1,677,629
*  Vanguard PRIMECAP Fund                                    Registered Investment Company               3,443,052
*  Vanguard Total Bond Market Index Fund                     Registered Investment Company                 677,631
*  Vanguard Wellington Fund                                  Registered Investment Company               1,695,298
*  Vanguard Windsor Fund                                     Registered Investment Company               1,929,376
*  Protection One, Inc. Common Stock                         Company Stock Fund                            140,656
*  Western Resources, Inc. Common Stock                      Company Stock Fund                            231,524
*  Participant Loans                                         8.75% - 9.50%                                 580,093
                                                                                                   ----------------
            Total assets held for investment purposes                                                  $15,482,587
                                                                                                   ================


(*) Indicates a party-in-interest to the Plan

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the Retirement Committee for the Protection One 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Protection One 401(k) Plan

By:

/s/ Anthony D. Somma        Chief Financial Officer        Date: June 27, 2000
-----------------------                                          -------------
Anthony D. Somma

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our reports included in this Form 11-K, into the Company's previously filed S-8 Registration Statement File Number 333-02828.





ARTHUR ANDERSEN LLP


Kansas City, Missouri
June 27, 2000


12